

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2009

By U.S. Mail and Facsimile to: (330) 742-0593

James R. Reske
Chief Financial Officer
United Community Financial Corp.
275 West Federal Street
Youngstown, OH 44503

> **Re: United Community Financial Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **File No. 000-24399**

Dear Mr. Reske:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney